Palo Alto, California 94304-1050 : 650.493.9300 f: 650.493.6811
Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

September 24, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sergio Chinos, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	AXT, Inc. Registration Statement on Form S-3 Filed July 27, 2021 File No. 333-258196

Ladies and Gentlemen:

On behalf of our client, AXT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 24, 2021, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery a copy of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on July 27, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement filed on July 27, 2021), all page references herein correspond to the pages of Amendment No. 1.

Cover Page

1.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Delaware company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the prospectus cover page to disclose prominently that the Company is not a Chinese operating company, but a Delaware corporation, all of Company’s products are manufactured in the People’s Republic of China (the “PRC”) by the Company’s PRC subsidiaries and PRC joint ventures and that this structure involves unique risks to investors. The Company has provided a cross-reference to page 7 of the prospectus and listed specific risk factors that address issues associated with the Company’s corporate structure that are included in “Item 1A – Risk Factors” of its most recent report on Form 10-K or Form 10-Q that is incorporated by reference in the prospectus.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make

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Securities and Exchange Commission

September 24, 2021

clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the prospectus cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the Company’s operations in China. The Company has listed specific risk factors that address issues associated with the Company’s corporate structure that are included in “Item 1A – Risk Factors” of its most recent report on Form 10-K or Form 10-Q that is incorporated by reference in the prospectus. The Company has disclosed that the Company is neither a PRC operating company nor a variable interest entity (“VIE”).

3.

Clearly disclose how you will refer to the company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the prospectus cover page and the first paragraph of the Prospectus Summary to disclose that, unless the context indicates otherwise, references in the prospectus to “AXT,” “the Company,” “we,” “our” and “us” refer to AXT, Inc., a Delaware corporation. The cover page states that AXT, Inc., a Delaware corporation, may issue securities from time to time in one or more offerings, in amounts, at prices and on terms determined at the time of the offering.

Prospectus Summary, page 1

4.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Securities and Exchange Commission

September 24, 2021

In response to the Staff’s comment, the Company has revised page 4 of the prospectus to disclose the legal and operational risks associated with being based in or having the majority of the Company’s operations in China. The Company has listed specific risk factors that address issues associated with the Company’s corporate structure that are included in “Item 1A – Risk Factors” of its most recent report on Form 10-K or Form 10-Q that is incorporated by reference in the prospectus, including those that specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence the Company’s operations at any time. The Company has provided an organization chart as of June 30, 2021 to provide to the investors additional information about the Company’s corporate structure.

The Company advises the Staff that the Company is neither a PRC operating company nor a VIE. Accordingly, the Company is not required to obtain permission from Chinese authorities to conduct the offering in the United States.

5.

Disclose each permission that you, your subsidiaries or your VIEs, if any, are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs, if any, are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

The Company advises the Staff that the Company is neither a PRC operating company nor a VIE. Accordingly, the Company is not required to obtain permission from Chinese authorities to operate as a Delaware corporation and issue securities to investors in the United States.

The Company advises the Staff that the listing of shares of Beijing Tongmei Xtal Technology Co., Ltd. (“Tongmei”), the Company’s subsidiary incorporated under the laws of the PRC, in an initial public offering (the “IPO”) on the Shanghai Stock Exchange’s Sci-Tech innovAtion boaRd (the “STAR Market”) is subject to the approval of the China Securities Regulatory Commission (the “CSRC”), as disclosed on page 4 of the prospectus.

Securities and Exchange Commission

September 24, 2021

Risk Factors, page 6

6.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the cover page and pages 4 and 7 of the prospectus to list specific risk factors regarding the risk that the Chinese government may intervene or influence the Company’s operations at any time that are included in “Item 1A – Risk Factors” of its most recent report on Form 10-K or Form 10-Q that is incorporated by reference in the prospectus.

The Company advises the Staff that the Company is neither a PRC operating company nor a VIE. Accordingly, the offering is not an offering that is conducted overseas and/or foreign investment in a China-based issuer.

In response to the Staff’s comment, the Company has revised the cover page and pages 4 and 7 of the prospectus to list the specific risk factor regarding the right of redemption held by private equity investors if Tongmei fails to achieve its IPO on the STAR Market that is included in “Item 1A – Risk Factors” of its most recent report on Form 10-K or Form 10-Q that is incorporated by reference in the prospectus.

7.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company advises the Staff that the Company is a materials science company that develops and produces high-performance compound and single element semiconductor substrates and does not collect or maintain personal information. The Company is neither a PRC operating company nor a VIE and does not have direct operations in the PRC. Accordingly, the Company does not believe it is subject to oversight by the Cyberspace Administration of China (the “CAC”) over data security. Except for routine personal information necessary to process payroll and other benefits and emergency contact information, the Company’s PRC subsidiaries and PRC joint ventures do not collect or maintain personal information. The Company believes its PRC subsidiaries and PRC joint ventures are in

Securities and Exchange Commission

September 24, 2021

material compliance with the regulations or policies that have been issued by the CAC as of the date of the prospectus.

In response to the Staff’s comment, the Company has revised page 7 of the prospectus to insert a section titled “PRC Cybersecurity.”

*****

Securities and Exchange Commission

September 24, 2021

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3240 or to Donna M. Petkanics at (650) 320-4606.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Andrew D. Hoffman
Andrew D. Hoffman

cc:	Dr. Morris S. Young, AXT, Inc. Gary L. Fischer, AXT, Inc.

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.